United States securities and exchange commission logo





                             August 31, 2022

       Andrew Lee
       Chief Executive Officer
       Global Engine Group Holding Ltd
       Room C, 19/F, World Tech Centre
       95 How Ming Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Global Engine Group
Holding Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed August 16,
2022
                                                            File No. 333-266919

       Dear Mr. Lee:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2022 letter.

       Registration Statement on Form F-1

       Commonly Used Defined Terms, page ii

   1. We have reviewed your response to prior comment no. 2 and noted that dollar equivalent or convenience
translations are generally not permitted. Translations should be made at the exchange rate on
the balance sheet date or most recent date practicable, not both.
                                                        Additionally, while an
issuer filing a registration statement on Form F-3 that incorporates financial statements
previously filed on Form 20-F does not need to amend or otherwise modify these statements
to reflect a more current exchange rate in presenting the
                                                        convenience
translation, this fact pattern does not apply to your registration statement on
                                                        Form F-1. Please revise
to apply the exchange rate as of the most recent balance sheet date
 Andrew Lee
Global Engine Group Holding Ltd
August 31, 2022
Page 2
      included in the filing to both periods in accordance with Rule 3-20(b)(1) of Regulation S-
      X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew Lee
                                                           Division of
Corporation Finance
Comapany NameGlobal Engine Group Holding Ltd
                                                           Office of Technology
August 31, 2022 Page 2
cc:       Arila Zhou
FirstName LastName